[MAXXAM letterhead]
September 30, 2009
Max Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	MAXXAM Inc. (the “Company”)
•	Schedule 13E-3 filed August 26, 2009 by MAXXAM Inc. and Charles E. Hurwitz, File No. 005-02917

•	Amendment No. 1 to Schedule 13E-3 filed September 4, 2009 by MAXXAM Inc., and Charles E. Hurwitz, File No. 005-02917

•	Preliminary Schedule 14A filed August 26, 2009, File No. 001-03924

•	Form 10-K filed March 31, 2009, File No. 001-03924

•	Definitive Proxy Statement on Schedule 14A filed on April 30, 2009, File No. 001-03924
Dear Mr. Webb:
We are responding to a comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated September 22, 2009 regarding the above referenced materials. Our response repeats in italics each of the questions and comments contained in the Staff’s September 22, 2009 letter. Revisions discussed below are reflected in: Amendment No. 2 to Schedule 13E-3 filed September 30, 2009 (the “Schedule 13E-3”); revised Preliminary Schedule 14A filed September 30, 2009 (the “Schedule 14A”); and Form 10K/A filed September 25, 2009 (the “Form 10-K/A”).
Schedule 13E-3
General
1.	Rule 13e-3 requires that each issuer and affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Based on the disclosure on page 38 of your Schedule 14A and the 13D/A filed on September 1, 2009, Gilda Investments, LLC, Giddeon Holdings, Inc., the Hurwitz Investment Partnership L.P., the Hurwitz Family Foundation, and Shawn M. Hurwitz are a controlling stockholder group within the meaning of Section 13(d) of the Securities Exchange Act of 1934. Please revise the Schedule 13E-3 to identify all the above parties as affiliates engaged in a going private transaction, or advise. See Rule 13e3(a)(1).

Max Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
September 30, 2009

The Schedule 13E-3 has been revised to identify all of the above parties indicated in the Schedule 13D/A filed on September 1, 2009 as a controlling stockholder group and as affiliates engaged in a “going private” transaction.
Introduction, page 1
2.	Please also remove the disclosure you include under this header disclaiming the “affiliate” status of the filing persons. The identification of a filing person on the Schedule 13e-3 renders such a disclaimer inappropriate.

We have removed the disclosure in the Schedule 13E-3 disclaiming the affiliate status of the filing persons.

3.	We note the disclosure under various items of the Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each of the items appears in the proxy statement and is incorporated by reference in the Schedule 13E-3.

The Schedule 13E-3 has been revised so that the information under each of the items appears in the Schedule 14A and is incorporated by reference in the Schedule 13E-3.
Item 2. Subject Company Information, page 2
4.	We note that you list your Class A stock as “$.50 Non-Cumulative Participating Convertible Preferred Stock,” yet disclosure in your Schedule 14A indicates that the liquidation preference is $.05. Please reconcile this discrepancy or advise.

The discrepancy that you noted was due to a typographical error in the Schedule 13E-3; however, no correction is required as the reference has been deleted as part of the changes to comment 3 above.
Item 3. Identity and Background of Filing Persons, page 2
5.	See our comment above regarding the addition of filing persons. Please provide the information required by Items 3, 5, 6, 10 and 11 for each person called for by Instruction C with respect to any other filing person that you add to your Schedule 13E-3.

See our response to comment 1 above. The Schedule 14A has been revised to provide the information required by Items 3, 5, 6, 10 and 11 for each person called for by Instruction C with respect to all filing persons. Please see the respective sections of the Schedule 14A referenced in the Schedule 13E-3.

Max Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
September 30, 2009

Amendment No. 1 to Schedule 13E-3
Exhibit (c)(ii)
6.	We note the limitation on reliance by shareholders appearing on page 3 of the August 19, 2009 presentation materials. This limitation is inconsistent with the disclosures relating to the fairness opinion. Please delete the term “solely.” Alternatively, if you retain this limitation, disclose the basis for the financial advisor’s belief that shareholders cannot rely upon the opinion including (but not limited to) whether the financial advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law. Describe whether the governing state law has addressed the availability of such a defense to the financial advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction. Also disclose that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law or the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

WoodRock & Co. has confirmed in a letter agreement, filed as Exhibit (c)(ix) to the Schedule 13E-3: (i) that the use of the term “solely” in the first sentence on page 3 of the August 19, 2009 presentation was an error, made inadvertently, and that page 3 of the August 19, 2009 presentation is revised to delete the word “solely”; and (ii) that the stockholders of MAXXAM Inc. are entitled to rely upon the presentation, as well as the Fairness Opinion, of WoodRock in the same manner and to the same extent as members of the Board of Directors of MAXXAM Inc.
Schedule 14A
General
7.	Please revise to indicate that the proxy statement and form of proxy card are preliminary copies. Refer to Rule 14a-6(e)(l).

The Schedule 14A has been revised to indicate that the proxy statement and forms of proxy card are preliminary copies. See the second (unnumbered) page of the Schedule 14A and the first page of the forms of proxy card filed with the Schedule 14A.

8.	Revise all the disclosures regarding fairness of the transaction throughout the document to separately address fairness to each group of unaffiliated shareholders. For example, we refer you to disclosure on page 23 where you disclose that the board of directors believes the reverse stock split is fair to all the company’s stockholders. Please revise statements such as these to address separately the determination of fairness with respect to unaffiliated stockholders. See Question and Answer #19 in Exchange Act Release No- 34-17719.

The disclosures regarding fairness of the transaction have been revised throughout the Schedule 14A to address separately the determinations of fairness with respect to the two

Max Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
September 30, 2009

groups of unaffiliated shareholders (namely, the cashed out holders and the unaffiliated continuing holders).
Important Notice, page 1
9.	Please delete the sentence in which you state that investors should not interpret the proxy statement or any other communication from the company as legal, tax, accounting or other expert advice.

This sentence has been deleted. See page 1 of the Schedule 14A.

10.	We note that you state that investors “should” consult their own lawyers, accountants or other advisors. Please revise this to state that investors “are encouraged” to consult their own advisors. Also revise throughout your filing.

The Schedule 14A has been revised throughout to comply with this comment. In particular, see page 1 and the “—Material United States Income Tax Consequences to Stockholders” section beginning on page 17 of the Schedule 14A.
Summary Term Sheet, page 1
11.	We note that you have used a number of defined terms in your summary term sheet and throughout your filing. Item 1001 of Regulation M-A requires that the summary term sheet be written in plain English. Please revise your summary term sheet and the rest of your filing to limit your use of defined terms.

The Schedule 14A has been revised throughout in response to this comment.

12.	The summary term sheet should be in bullet point format and should highlight the most important terms of the transaction, with cross-references to more detailed discussion later in the proxy statement. See Item 1001 of Regulation M-A. Please revise. Consider combining the existing summary term sheet section with the Question and Answer section that follows it.

In response to this comment, the summary term sheet has been rewritten. In addition, the Question and Answer section has been better coordinated with the summary term sheet by eliminating duplicative disclosures, and has been revised and reordered in response to other Staff comments.
Forward-Looking Statements, page 8
13.	Please relocate this section so that it appears at some point after your special factors section.

The forward-looking statements section has been moved to page 37 of the Schedule 14A right after the “Special Factors” section.

Max Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
September 30, 2009

Questions and Answers About the Meeting and the Reverse Stock Split, page 8
Q. What does it mean to “go dark” and what are its benefits?, page 8
14.	Please explain why the fact that there has historically been very limited trading in your shares is an advantage of “going dark.” Similarly explain why the fact that your smallest shareholder represent a large number of the record holders of your common and preferred stock is an advantage of “going dark.”

The caption and statements regarding “benefits” of “going dark” have been deleted. See the answer to the Question “What does it mean to “go dark”?” on page 6 of the Schedule 14A.
What are the disadvantage of “Going dark”? page 9
15.	Either add the following disadvantages or tell us why they are either not applicable or not disadvantages: less detailed public audits and elimination of the benefits to required disclosure about executive compensation. Also, we suggest revising the last bullet to describe it as elimination of the protections to investors contained in the liability provisions you reference.

The third and fourth bullet points in the Answer to this Question has been revised to include the disclosure requested by this comment. See page 7 of the Schedule 14A.
Special Factors, page 15
16.	Items 7, 8 and 9 of Schedule 13E-3 should appear in the special factors section at the beginning of the proxy statement immediately following the summary term sheet and your questions and answers section. Please revise this section accordingly. See Rule 13e-3(e)(1)(ii).

Disclosures responding to each of items 7, 8 and 9 of the Schedule 13E-3 have been included in the “Special Factors” section beginning on page 10 of the Schedule 14A.
Purpose of the Reverse Stock Split, page 15
17.	For each filing person, including Mr. Hurwitz in his individual capacity, please state more clearly the reasons for undertaking the Rule 13e-3 transaction at this time, as compared to another time in the operating history of the company. For example, please discuss in more detail the bankruptcy of your subsidiaries, the nature of the ongoing litigation relating to your forest products subsidiaries, and your deteriorating financial position. Refer to Item 1013(c) of Regulation M-A.

We have extensively rewritten the “—Purpose of the Reverse Stock Split” section in response to the Staff’s comments. As explained at the beginning of the revised section, the Company faces rapidly declining cash balances, limited opportunities to generate operating revenues, and resulting uncertainties as to its future liquidity. The Company is seeking to reduce our ongoing expenses as part of our overall efforts to preserve liquidity. The Board of Directors

Max Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
September 30, 2009

has determined that it is important for the Company to implement the Reverse Stock Split at this time, allowing us to reduce our ongoing operating costs by more than $1.5 million per year through SEC deregistration.

We have also added the question “Why is the Board Proposing the Reverse Stock Split now?” to the Question and Answers on page 5 of the Schedule 14A and have revised the “—Purpose of the Reverse Stock Split” section beginning on page 10 of the Schedule 14A to better explain the nature and objective of the transaction, the process that led the Board of Directors to select the Reverse Stock Split as the means to accomplish that objective, and the concurrence of Mr. C. Hurwitz and each of the other members of the controlling stockholder group with the Board’s decision.

We have revised the references to the historical events mentioned in these comments. In particular, the reference to our former forest products subsidiaries has been removed (although disclosure regarding the deconsolidation of those subsidiaries is included in the “Merger, Consolidation or Other Extraordinary Transaction” section on page 30 of the Schedule 14A). Additionally, the litigation related to our former forest products subsidiaries has been resolved and, accordingly, we have revised the related disclosures. See the second explanatory bullet point below the “Management’s Cash Flow Projections” table on page 11 of the Schedule 14A.

18.	Please briefly describe what you mean by “qui tam litigation.”

“Qui tam litigation” referred to legal fees and settlement costs in two lawsuits related to our former forest products subsidiaries, which were resolved in the first half of 2009. This information is included in the second explanatory bullet point below the “Management Cash Projections” table, which has been added on page 11 of the Schedule 14A as part of our response to Staff Comment No. 35.

19.	We note that you state that sales by your real estate subsidiaries have fallen off “dramatically” since 2006. Please quantify how much your sales have decreased.

Our property sales revenues fell from $147.6 million for the year ended December 31, 2005 to $6.0 million for the year ended December 31, 2008, and the Company has had no property sales at all since June of 2008. This information has been added to the second paragraph of the “Purpose of the Reverse Stock Split” section on page 10 of the Schedule 14A.

20.	Please quantify the amount of your negative cash flows and your declining cash balances.

MAXXAM Inc’s cash balances (excluding cash balances at its subsidiaries, needed for operating purposes, of $12.1 million at December 31, 2008 and $7.3 million at June 30, 2009) have declined from $52.0 million at December 31, 2008 to $27.6 million at June 30, 2009. This information has been added to the fourth paragraph of the “Purpose of the Reverse Stock Split” section on page 10 of the Schedule 14A.

Additionally, in response to the staff comment 35, the Company has added Management’s Cash Flow Projections to page 11 of the Schedule 14A, showing forecasted MAXXAM Inc. cash balances of $20.0 million at December 31, 2009, $11.0 million at December 31, 2010, $7.0 million at December 31, 2011 and $8.0 million at December 31, 2012. As indicated in

Max Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
September 30, 2009

the footnotes to the cash flow projections, these estimates are subject to a great deal of uncertainty and assume illustrative hypothetical sales of assets in future periods that may or may not occur. See page 11 of the Schedule 14A.
Effects of the Reverse Stock Split, page 19
21.	Please describe the effect of the going private transaction on each affiliate filing person’s interest in the net book value and net loss of the company, in terms of both dollar amounts and percentages. Refer to Instruction 3 to Item 1013 of Regulation M-A.

A table has been added on page 17 of the Schedule 14A showing the pro rata “share” of each member of the controlling stockholder group in the negative net book value (i.e. stockholders’ deficit) and the net losses of the Company, both before and after giving effect to the Reverse Stock Split (based on ownership of outstanding shares and assuming the conversion of preferred stock into common stock on a one-for-one basis and reflecting the adjustments described in “Notes to Unaudited Pro Forma Condensed Financial Statements”).
Alternatives to the Reverse Stock Split, page 22
22.	Each filing person must provide disclosure regarding the alternative means considered by that filing person to accomplish the stated purposes. In this regard, you disclose in the first paragraph that Mr. Hurwitz rejected certain unspecified transactions. Please disclose these transactions and the reasons why Mr. Hurwitz did not support them.

We have extensively revised the Schedule 14A in response to this comment. The “Reverse Stock Split Proposal—Background of the Reverse Stock Split” section beginning on page 41 of the Schedule 14A has been expanded to discuss in detail the process by which the Company decided to pursue a reverse stock split rather than a limited cash out merger or an issuer tender offer.

In the revised “Special Factors—Alternatives to the Reverse Stock Split” section beginning on page 22 of the Schedule 14A, we have addressed specifically other types of possible transactions, and the reasons why our management, our Board and our controlling stockholder group have not pursued those possible transactions.

These, and other conforming changes to the Schedule 14A are intended to better explain the nature and objective of the Reverse Stock Split, the process that led the Board of Directors to select the Reverse Stock Split as the means to accomplish that objective, and the concurrence of Mr. C. Hurwitz and each of the other members of the controlling stockholder group with the Board’s decision.

23.	Please disclose why an issuer tender offer and a cash-out merger would require the expenditure of more cash than a reverse stock split.

We have revised the discussion of the “going private” cash out merger alternative to explain why that type of transaction would have required more cash and was not considered as an alternative to the Reverse Stock Split. See the third sentence of the “Alternatives to the Reverse Stock Split—“Going Private” Cash Out Merger” section of the Schedule 14A on page 22.

We have also revised the discussion regarding the limited cash out merger and limited issuer tender offer alternatives on page 42 of the Schedule 14A, mentioned in our response to Staff Comment 22, to eliminate references to comparative required cash expenditures.

Max Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
September 30, 2009

24.	Please revise to disclose whether you considered selling one of your two businesses to concentrate on the other or putting the company up for sale. If you did not, explain why.

The Board of Directors did not pursue selling one of our two lines of business or putting the Company up for sale as alternative methods to accomplish the cost reduction objective. The reasons why these alternatives were not pursued are discussed in the revised disclosure under the caption “Selling the Company or a Line of Business” on page 23 of the Schedule 14A.
Fairness of the Reverse Stock Split, page 23
25.	Each filing person, including Mr. Hurwitz in his individual capacity, must state whether the filing person reasonably believes that the transaction is fair or unfair, and provide the factors considered by the filing person in support of the filing person’s fairness determination. See Item 1014(b) of Regulation M-A and related Instruction 2. Please revise your disclosure accordingly.

In response to this comment, we have revised the disclosure in this section to state explicitly that each filing person reasonably believes the transaction is fair and to describe the factors considered in support of the filing person’s fairness determination. See the second sentence of the first paragraph under the heading “Fairness of the Reverse Stock Split” on page 23 and the fourth full paragraph on page 26 of the Schedule 14A.

26.	A filing person may rely upon the analyses and conclusions produced by another party to the extent that the filing person expressly adopts those analyses and conclusions, and such analyses and conclusions are disclosed and satisfy the disclosure standards enunciated in Instruction 2 to Item 1014. See Question and Answer No. 20 of Exchange Act Release No- 17719 (April 13, 1981). If a filing party relied upon the analysis of another filing party, or of the financial advisor, that filing party must expressly adopt the analyses and conclusions of such other person. In this regard, it appears that the board of directors considered the fairness opinion of WoodRock. To the extent that the board of directors relied on WoodRock’s analyses and did not perform its own, the board of directors must specifically adopt the analyses and conclusions of the financial advisor. Similar considerations would apply with respect to the fairness determination of Mr. Hurwitz. Please revise.

In response to this comment, we have revised the disclosure in this section to describe how each member of the Board of Directors relied upon and adopted the Fairness Opinion and presentation materials furnished by WoodRock, as well as on his own business judgment and analysis, in determining that the reverse stock split was fair to all of the Company’s stockholders, including the cashed out holders and the unaffiliated continuing stockholders. See the fourth full paragraph on page 26 of the Schedule 14A.

27.	We also note that throughout this section you state that the board believes that the reverse stock split is “substantively fair” to all of the company’s stockholders. Please revise to address the procedural fairness of the transaction.

Max Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
September 30, 2009

In response to this comment, the reference to “substantively fair” has been replaced with a reference to “procedurally and substantively fair” in the second full paragraph on page 26 and the fourth full paragraph on page 26 of the Schedule 14A. The factors considered by the Board of Directors in determining procedural and substantive fairness are explained in this section of the Schedule 14A.

28.	We note your statement that the Board of Directors “did not attempt to establish prices that reflected the value of the Company as a whole.” Please explain why you did not attempt to do so.

The quoted statement has been removed.

In establishing the cash out prices, the Board of Directors considered the elements of WoodRock’s analysis that related to the value of the Company as a whole. These elements included a discounted cash flow analysis (which was not useful because of the Company’s projected negative cash flows) and an orderly disposition/liquidation analysis (which derived an implied equity reference range for the Company of $5.00 to $10.40 per share).

Disclosure to this effect has been added under the caption “Going Concern Value” in a new subsection on page 28 of the Schedule 14A.

29.	We note that you decided the method to be used and split ratio to be utilized because the Board of Directors believed it would be the “most effective and efficient way” to reduce the number of record holders to below 300. Please explain the basis for your belief that the method and ratio selected were the most effective and efficient. Include, for example, the alternative ratios that you considered and why you rejected other ratios. In particular, address whether you considered alternative ratios that would have allowed more people to remain shareholders of the company after the reverse stock split.

The Company and its Board of Directors decided a reverse stock split was the most effective and efficient way to reduce the number of record holders below 300: “efficient” in that it was the lowest cost alternative; “effective” in that it had the highest degree of certainty in accomplishing the Company’s objective of eliminating public company costs. In response to this comment, we have deleted the phrase “effective and efficient” and added disclosure regarding the objectives of lower cost and certainty. See the first paragraph of “—Alternatives to the Reverse Stock Split” on page 22 of the Schedule 14A.

We also added disclosure that timely and reasonably assured completion of the transaction were important considerations. See the new caption “Timing of the Reverse Stock Split” on page 24 of the Schedule 14A.

We have also added disclosure explaining that, because the objective of the Reverse Stock Split is to conserve the Company’s cash, the Board of Directors focused on a Reverse Stock Split ratio that would limit the total number of shares cashed out. We have also explained how, at the same time, the Board of Directors considered the uncertainties of potential future stock transfer activity, both by the Company’s record holders (approximately 2,450 as of the Record Date) and by

Max Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
September 30, 2009

its “street name” holders (approximately 1,200 as of the Record Date). Both record and street name holders can, at any time and without advance notice to the issuer, make sales or other transfers of stock that have the effect of increasing the number of record holders. In addition, “street name” holders can, at any time and without advance notice to the issuer, become record holders by instructing their brokers to transfer record ownership of the shares to the holders. This disclosure has been added under the new caption “Limiting the Number of Shares Cashed Out” on page 24 of the Schedule 14A.
A 1-for-250 reverse split ratio is expected to result in approximately 180 record holders, approximately 300 street name holders of common stock and the purchase of approximately 152,000 shares of common stock.
The Company and the Board of Directors concluded that the 1-for-250 ratio appropriately balanced its desire to limit the number of cashed out shares while at the same time providing reasonable assurance that the transaction will succeed in reducing the number of record holders of common stock below 300 and provide a “cushion” to keep that number from increasing to 300 in the future. See the new caption “Limiting the Number of Shares Cashed Out” on page 24 of the Schedule 14A.
We supplementally advised the staff that, according to the analysis of common stock holdings performed by Ms. Madison in determining to recommend the 1-for-250 reverse split ratio:
•	a 1-for-200 reverse split ratio would have increased the anticipated number of record holders to approximately 250, and

•	a 1-for-150 reverse split ratio would have increased the anticipated number of record holders to approximately 290.
30.	We note your statement in this section that the Board considered “among other things, the factors discussed below.” Please revise to clarify that all material factors are discussed in this section.

All material factors considered by the Board of Directors are discussed in the Schedule 14A. The phrase “among other things” has been removed. See the second sentence of the fourth paragraph under the “Fairness of the Reverse Stock Split” on page 23 of the Schedule 14A.

31.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. To the extent that any such factors were not considered or deemed irrelevant in the context of this particular transaction, that fact may be important for security holders in assessing the transaction and the company’s fairness determination. If any factor would result in a higher per-share value, this fact must be disclosed. See Q & A Nos. 20 and 21 in Exchange Act Release 17719 (April 13, 1981). For example, revise to specifically

Max Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
September 30, 2009

identify the data the Board of Directors consulted regarding net book value, going-concern value, and prior repurchases. Please revise to explicitly address each factor or advise.

The Company has added discussion of the following factors in response to this comment:

Net Book Value. The Company has a stockholders’ deficit, i.e., a negative “net book value,” for accounting purposes. The Board of Directors and WoodRock therefore did not focus on the relationship between the Company’s net book value and the cash out prices to be paid in the Reverse Stock Split.

Going Concern Value. The Company has generated negative cash flow from operations in recent periods and management currently projects that the Company will generate negative cash flow from operations for some time. Additionally, the Company has not historically had and does not anticipate having net income for some time. In the absence of operating cash flow and earnings, the Board of Directors gave consideration to the WoodRock’s disposition/liquidation analysis approach in which it derived an implied equity reference range for the Company of $5.00 to $10.40 per share, noting the implied equity reference range did not exceed the cash out prices.

Prior Repurchase Transactions. Our controlling stockholder group has not purchased any shares of common stock since prior to January 1, 2007. The Company has not repurchased any shares during the past twelve months. The Board of Directors was cognizant of the prior Company repurchases. Because of adverse changes that have occurred in the periods since these repurchase transactions (see “Special Factors—Purpose of the Reverse Stock Split” above), the Board of Directors did not consider these repurchase transactions to be pertinent in determining the cash out prices to be paid in the Reverse Stock Split.

See these new captions on page 28 of the Schedule 14A

32.	We suggest rewriting this section. As written, it appears to suggest that the going private transaction is fair because the same reverse stock split ratio is applied to everyone but the consequence of the split is that some shareholders, without any effective say in the matter, will be disposed of their ownership of a company at a time when the stock is depressed due to a recession which there are some indications that the economy may be emerging from. The fairness discussion should address the consequences, not just that the same reverse stock split was applied to everyone.

We have substantially rewritten this section in response to the Staff’s comments. The revised disclosure more clearly addresses the consequences of the Reverse Stock Split for unaffiliated continuing holders and cashed out holders not just that the same ratio was applied to everyone.

We have added disclosure to specifically address the consequence of cashed out holders being cashed out at a time and price not of their choosing. See the new section “Fairness of the Reverse Stock Split—Determining Cash Out Prices Fair to Both Cashed Out Holders and Continuing Holders” on page 25 of the Schedule 14A.

33.	Refer to the first full paragraph on page 24. Please revise to explain why you did not engage in the safeguard of independent counsel to represent the interests of those being cashed out or independent committee to represent the same interests. From the disclosure it appears as if the board did not understand the distinction between those being cashed out and others who are also “unaffiliated” but who will not be cashed out. If this disclosure is correct, please add language clarifying that the board made no such distinction and explain why.

Max Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
September 30, 2009

We have revised this disclosure, and made conforming changes throughout the document in response to the Staff’s comments, to clarify that the Board understood and considered the distinction between the interests of those being cashed out and unaffiliated continuing holders. For instance, see the first paragraph under the caption “Interests of Different Stockholder Groups” on page 28 of the Schedule 14A.

We have addressed the potential procedural matters referred to in the first sentence of this comment in the last two paragraphs under the caption “Interests of Different Stockholder Groups” on page 28 of the Schedule 14A.

34.	Refer to the third full paragraph on page 24. The first sentence of this paragraph appears inconsistent with the statement about the involvement of the largest security holder in that capacity described on page 22. Please revise.

The disclosures referred to above, which appeared to be inconsistent, have been deleted. The disclosure about the involvement of our largest security holder in the consideration of alternatives has been clarified. See the new caption “Selling the Company or a Line of Business” on page 23 of the Schedule 14A.
Background of the reverse stock split, page 30
35.	It is not apparent whether you have referenced all discussions, meetings, negotiations, and contacts among Board members, management, other affiliates and third parties, if any, that occurred during the past two years related to the going private transaction proposal. Please revise your disclosure to ensure that all meetings and contacts are disclosed. In revising your disclosure, please identify the participants of each discussion, meeting, or contact, the date of each discussion or meeting, and the individuals and/or entities that initiated the contact. General phrases such as “various matters” and “extensive discussion” are not appropriate. See Item 5 of Schedule 13E-3, and Instructions to Items 1005(b) and (c) of Regulation M-A.

For example, but without limitation, refer to the following for additional guidance:
•	Please discuss the content of the presentation given at the May 28, 2009 meeting regarding the company’s cash position;

•	please identify who first proposed the possibility of going private at the May 28, 2009 meeting;

•	please disclose details of the discussions surrounding the potential alternatives considered to eliminate public company costs, including when these discussions took place; and

Max Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
September 30, 2009

•	disclose any dates management met with any shareholders and the substance of any discussions, negotiations or meetings that took place between the company, management and/or shareholders.
With the addition of the following meeting details, all discussions, meetings, negotiations and contacts among Board members, management, and other affiliates and third parties, that occurred during the past two years related to the “going private” transaction, required to be disclosed in response to Item 5 of the Schedule 13E-3 and Instructions (b) and (c) to Item 1005 of Regulation M-A, have been disclosed. In response to this comment, a number of additional disclosures have been added, including the following-
•	At the Board of Directors meeting on May 27, 2009, the Company’s Vice President, Finance, M. Emily Madison, discussed with the Board the Company’s deteriorating cash balances and management’s internal cash flow forecasts, which anticipated continuing negative operating cash flows. Ms. Madison indicated that the Company’s cash balances could be rapidly depleted if these negative operating cash flows were not reduced.

•	Following the presentation by management regarding the Company’s cash position and cash forecast, in an executive session of the Board of Directors, the Board members discussed ways to eliminate costs, and decided to quantify the Company’s ongoing costs of being a public company and to investigate ways to eliminate those costs, at the suggestion of Ezra G. Levin.

•	After this meeting, the Company’s outside special counsel, working in conjunction with the Company’s management, was directed to consider alternatives potentially available to the Company to eliminate these public company costs.

•	This work culminated in a telephonic discussion on June 26, 2009 between Ms. Madison and the Company’s outside special counsel regarding the alternatives potentially available to the Company to eliminate its public company costs. On that call, the Company’s special counsel discussed three ways in which the Company could potentially accomplish its objective of eliminating public company costs:
Reverse Stock Split. In a reverse stock split, a corporation is able to determine in advance a reverse split ratio and a cash out price for fractional shares that are designed to accomplish a specific intended reduction in the number of record holders at a specific anticipated cost. In addition, the transaction requires only an amendment to the certificate of incorporation and does not give rise to statutory dissenters’ rights or appraisal proceedings. For these reasons, outside special counsel advised that the reverse stock split form of transaction was most commonly used to accomplish the objective identified by the Company.
Limited Cash Out Merger. In a limited cash out merger, as in a reverse stock split, a corporation would also be able to determine in advance a share conversion ratio and a cash out price for fractional shares designed to accomplish the same intended reduction in the number of record holders at the same

Max Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
September 30, 2009

anticipated cost as a reverse stock split. However, a limited cash out merger would require the formation of a new entity, would involve a statutory merger transaction with potentially complex tax and other consequences, and would give rise to statutory dissenters’ rights and potential appraisal proceedings, all of which could increase the cost and uncertainties of accomplishing the objective.
Limited Issuer Tender Offer. In a limited issuer tender offer, a corporation makes an offer to its shareholders to repurchase a limited number of shares of common stock. The primary disadvantage of pursuing the identified objective through this type of transaction would be that, due to its voluntary nature, the corporation has no way to determine in advance how many shares would be tendered. In addition, the rules governing tender offers require equal treatment of all stockholders, including pro rata acceptance of tenders by stockholders, which makes it problematic in a limited tender offer to cash out particular holders entirely. These requirements make it difficult to ensure that a corporation would be able, through a limited tender offer, to reduce the number of record holders below the 300 stockholder level and allow it to terminate SEC-registered status. This could result in a corporation incurring the expense of repurchasing numerous shares and still being unable to deregister with the SEC.
•	As a result of this discussion, Ms. Madison concluded that a reverse stock split would have the fewest uncertainties and would be the lowest cost alternative for achieving the Company’s overall objective. Accordingly, Ms. Madison decided to pursue the reverse stock split alternative.

•	Management’s decision to pursue a reverse stock split, and the reasons for selecting that alternative was reported to the Board of Directors and discussed at the July 20, 2009 Board of Directors meeting.
These additional disclosures are included on pages 42 and 43 of the Schedule 14A.

36.	Please disclose the reasons for determining the final cash out prices of the common and preferred shares, as opposed to others within the ranges of fairness given by WoodRock.

The Board of Directors considered various prices within the ranges of fairness given by WoodRock. Specifically, management furnished the Board of Directors with an analysis showing the cash requirements for different economic scenarios within the ranges of cash out prices recommended by WoodRock. These different scenarios, as set forth below and added at page 44 of the Schedule 14A in response to this Staff comment, evaluated the cash requirements for the proposed transaction assuming nine potential cash out prices for the common stock, ranging from the bottom to the top of WoodRock’s range of fair prices for cashing out the common stock.
1.	WoodRock’s bottom end of fairness range, representing the six-month average closing stock price ($8.65), resulting in a total estimated cash out price of $1,427,250.

Max Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
September 30, 2009

2.	Market price of MAXXAM common stock at August 18, 2009, the last day of trading before the decision is made by the Board of Directors ($8.90), resulting in a total estimated cash out price of $1,468,500.

3.	WoodRock’s fairness range midpoint ($10.05), resulting in a total estimated cash out price of $1,657,425.

4.	Market price of MAXXAM common stock at August 18, 2009 plus bottom end of WoodRock’s allocation of cost savings of $1.26 per share ($10.16), resulting in a total estimated cash out price of $1,676,400.

5.	Market price of MAXXAM common stock at August 18, 2009 plus low end of WoodRock’s comparable transaction premium of 15% ($10.24), resulting in a total estimated cash out price of $1,688,775.

6.	Implied high end of equity reference range per WoodRock’s analysis ($10.40), resulting in a total estimated cash out price of $1,716,000.

7.	Six-month average closing stock price plus the 24.5% mean of premiums paid in comparable transactions per WoodRock’s analysis ($10.77), resulting in a total estimated cash out price of $1,776,926.

8.	Market price of MAXXAM’s common stock at August 18, 2009 plus the midpoint of the range of WoodRock’s allocation of cost savings ($10.80), resulting in a total estimated cash out price of $1,782,000.

9.	WoodRock’s top end of range, representing the market price of MAXXAM’s common stock on August 18, 2009 plus the top end of WoodRock’s allocation of cost savings of $2.54 per share ($11.44), resulting in a total estimated cash out price of $1,887,600.
The aggregate cash requirements with regard to preferred stock for each of these nine levels ranged from $17,680 at the bottom and $23,161 at the top of WoodRock’s range of fair prices for cashing out the preferred stock.
As described in the first full paragraph on page 45 of the Schedule 14A, after discussion, the Board of Directors then established cash out prices of $10.77 per share for the common stock, representing the trailing six-month average closing stock price plus a 24.5% premium (or $1.87 per share), and $11.52 per share for the Class A Preferred Stock, representing the cash out price of $10.77 per common share plus a $.75 per share liquidation preference. In determining the cash out prices, the Board of Directors gave consideration to WoodRock’s view that the trailing six-month average stock price of $8.65 was the best baseline proxy for valuing a minority interest position. The Board of Directors also gave consideration to WoodRock’s view that a premium should be paid, but that it should not be at the high end of the range of premiums suggested, and that a premium of 24.5% to the baseline price was consistent with the mean premium paid in WoodRock’s comparable transaction sample group.

Max Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
September 30, 2009

37.	We note that two of your directors interviewed two financial advisory firms and at the July 24, 2009 meeting recommended WoodRock to provide a fairness opinion. Please disclose why the directors recommended WoodRock, as opposed to the other firm.

The factors cited by Mr. Cruikshank and Mr. Friedman in making the recommendation included that the firm was well-qualified and experienced, was FINRA-registered and would be able to begin the work promptly. This disclosure has been added to the third full paragraph of page 43 of the Schedule 14A.

38.	Please revise this section to include an account of the involvement of your largest security holder in that capacity. It appears that his role was critical in structuring the transaction and preventing alternatives.

Our largest security holder is the Chairman of our Board of Directors and Chief Executive Officer. In his capacity as our largest security holder, he was involved in the decision not to pursue a sale of the Company or one of its lines of businesses. Disclosures about his involvement in this capacity as it relates to the consideration of alternatives has been added and is included under the caption “Selling the Company or a Line of Business” on page 23 of the Schedule 14A in response to this comment and Staff Comment No. 34.

Additionally, in response to this and other Staff comments, this section of the Schedule 14A has been revised to better explain the nature and objective of the Reverse Stock Split transaction, the process that led the Board of Directors to select the Reverse Stock Split as the means to accomplish that objective, and the concurrence of Mr. C. Hurwitz and each of the other members of the controlling stockholder group with the Board’s decision.
Market Prices and Liquidity, page 25
39.	Please disclose what you mean by a “trailing six-month 95% probability range,” and explain to investors why a decline of $3.80 to $13.50 from $3.87 to $17.30 is “significant.”

In response to this comment, the references to a “trailing six-month 95% probability range” and a “significant” decline have been deleted. This disclosure has been revised to state that, in determining the cash out prices, the Board of Directors took into consideration the average closing price of the Company’s common stock on the NYSE Amex during the six-month period ended August 18, 2009, the last trading date prior to WoodRock’s determination of ranges of fairness for the cash out prices. See the revised “Market Prices and Liquidity” disclosure on page 26 of the Schedule 14A.
Material United States Federal Income Tax Consequences, page 39
40.	Please describe the federal income tax consequences of the reverse stock split to each filing party on the Schedule 13E-3 and move this discussion to the “Special Factors” section of your filing. See Item 1013(d) of Regulation M-A.

A description of the federal income tax consequences of the Reverse Stock Split to each filing party on the Schedule 13E-3 has been added to the Schedule 14A. See the section entitled

Max Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
September 30, 2009

“Special Factors—Material United States Federal Income Tax Consequences to Stockholders” on page 22 of the Schedule 14A. In addition, the section entitled “Material United States Federal Income Tax Consequences” has been moved to the “Special Factors” section. See pages 17-22 of the Schedule 14A.

41.	Please delete the word “certain” as this section should discuss all material federal tax consequences.

The word “certain” has been deleted from the first sentence of the section entitled “Material United States Federal Income Tax Consequences to Stockholders” on page 17 of the Schedule 14A.

42.	Please delete the sentence in which you state that the tax discussion is for “general information only.” Also revise to state that investors are “encouraged” to consult their own tax advisors.

The sentence in which we stated that the tax discussion is for “general information only” has been deleted. In addition, we have now stated throughout the tax discussion that investors are “encouraged to” consult their own tax advisors in lieu of stating that investors “should” consult their own tax advisors.
Unavailability of Appraisal or Dissenters’ Rights, page 44
43.	If applicable, please revise this section to briefly outline any other rights that may be available under applicable law for security holders who object to the transaction. Refer to Item 1004(d) of Regulation M-A.

In response to this comment, this section has been expanded to explain (i) that a stockholder who does not believe that the amount being paid to cash out shares is the “fair value” may be able to bring a lawsuit seeking judicial relief with respect to such a claim; and (ii) that a stockholder who believes that the Board of Directors may have violated its fiduciary duties in connection with the Reverse Stock Split may bring an action asserting this claim. We have also added, in this section, disclosure regarding a lawsuit filed subsequent to our initial Schedule 14A filing. See page 52 of the Schedule 14A.
Opinion of WoodRock & Co., page 45
44.	Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by WoodRock during the board’s evaluation of the transaction, not just the final presentation, and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016 (c) of Regulation M-A. We note that you have filed the draft fairness opinion in an amendment to Schedule 13E-3 on September 4, 2009, but you do not appear to have filed all written presentations or draft opinions.

In response to this comment, we advise the Staff that on August 14, 2009, the Board of Directors was furnished a draft of WoodRock’s detailed presentation in advance of the

Max Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
September 30, 2009

August 19, 2009 Board meeting. That detailed presentation is filed as Exhibit (c)(i) to the Schedule 13E-3. On August 18, 2009, WoodRock furnished an executive summary page and replacement updated pages for WoodRock’s detailed presentation, reflecting changes resulting from market activity as of the close of market on August 18, 2009. Those materials are filed as Exhibit (c)(iii) to the Schedule 13E-3.
The Board of Directors was furnished four drafts of WoodRock’s Fairness Opinion:
1.	August 17, 2009 — this was the initial draft provided by WoodRock showing the form of opinion to be provided; it was based on stock information through August 14, 2009. This document is filed as Exhibit (c)(ii) to the Schedule 13E-3.

2.	August 18, 2009 — this draft was based on stock information as of August 18, 2009 and reflected the information contained in WoodRock’s replacement updated pages to its detailed presentation. This document is filed as Exhibit (c)(iv) to the Schedule 13E-3.

3.	August 21, 2009 — this draft reflected wording changes proposed by WoodRock and was marked against the August 18, 2009 draft. This document is filed as Exhibit (c)(v) to the Schedule 13E-3.

4.	August 24, 2009 — this draft was furnished to the Board of Directors in both redline form (marked against the August 21, 2009 version and reflecting the changes requested by the Board of Directors) and clean form. These documents are filed as Exhibits (c)(vi) and (c)(vii), respectively, to the Schedule 13E-3.
The Board of Directors was also furnished with WoodRock’s executed Fairness Opinion, which is attached as Exhibit A to the Proxy Statement and is incorporated by reference as Exhibit (c)(viii) to the Schedule 13E-3.

Please note that the Company has elected to withdraw its request for confidential treatment with respect to WoodRock’s detailed presentation dated August 19, 2009 and has filed these materials in unredacted form as Exhibit (c)(i) to the Schedule 13E-3.

With the addition of these exhibits, all presentations made by WoodRock during the Board’s evaluation of the transaction have been described in the Schedule 14A and/or filed as an exhibit to the Schedule 13E-3.

45.	Please include the internal forecasts, appraisals, and any other non-public information mentioned in the third bullet on page 46 in the next amendment or tell us why you believe it is not material to investors in MAXXAM.

The Company has revised the Schedule 14A to include the internal cash flow forecast that was provided by management to the Board of Directors and WoodRock, and that was included in WoodRock’s written presentations to the Board. See the “Management Cash Flow Projections” on page 11 of the Schedule 14A.

Max Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
September 30, 2009

WoodRock’s detailed written presentations to the Company’s Board of Directors filed as Exhibit (c)(ii) to the Schedule 13E-3 includes a summary of the information contained in the appraisals and other non-public information provided to WoodRock and referred to in the third bullet on page 31 of the Schedule 14A. Specifically, page 35 of WoodRock’s presentation includes a summary of the values WoodRock assigned to each of the Company’s assets, based on third party appraisals or its own analysis, as indicated on page 36 of their presentation. WoodRock’s presentation also includes other non-public information provided to and considered by WoodRock in connection with its analysis, including information regarding gain and loss contingencies (see page 34 of WoodRock’s presentation). The Company does not believe the extensive and voluminous underlying data provided to WoodRock would be material to investors.
Precedent Transactions Approach, page 50
46.	There are a number of ways of going private but all have the same result. Please explain why WoodRock only selected reverse stock splits. Also, please add disclosure about how many of the six sample companies were ones in which the vote was predetermined because a single group had over half the shares and how many were the result of a vote in which there was no control person. If that factor was not considered, please explain why. Tell us which companies were in which list.

There are a number of ways of “going private” for Schedule 13E-3 purposes. However, in a “going dark” transaction like the one proposed in this instance, only a small percentage of the minority shareholders will be cashed out and the majority of the unaffiliated shares will remain outstanding. Since this was not a full “going private” transaction intended to eliminate or materially reduce the holdings of unaffiliated stockholders, the recent comparable transactions analyzed by WoodRock were each “going dark” transactions in which the number of record holders was reduced through a reverse stock split and a fairness opinion was obtained.

WoodRock’s analysis included six such precedent reverse stock split transactions. In three of these precedents, controlling stockholders had sufficient votes to assure stockholder approval. In the other three precedents, the outcome of the stockholder vote was not predetermined. The mean premium in the three controlled group precedent transactions was 16.7%, and the mean premium in the three non-controlled group precedent transactions was 32.4%. The Board of Directors did not focus on or discuss this distinction within the precedent transactions analyzed by WoodRock, but instead focused on the overall average premium paid in those transactions. The cash out price of $10.77 per share of common stock ultimately determined by the Board of Directors represents a 24.5% premium (the mean of all six precedent transactions), over the six-month average price of the common stock prior to August 19, 2009, the date of WoodRock’s presentation to the Board of Directors.

The Schedule 14A has been updated to include the additional information requested by this comment. See the third sentence in the section “Precedent Transaction Analysis” on page 27 of the Schedule 14A.

Max Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
September 30, 2009

Solicitation and Costs, page 54
47.	We reference your statement that proxies may be solicited by mail, personally, by fax or by telephone. We remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet, if any, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

The Company hereby confirms its understanding of these requirements.
Common, Stock Repurchases, page 55
48.	Please include the information required by Items 1002(f) and 1008(b) of Regulation M-A for each filing person.

In response to this comment, we have added disclosure confirming that our controlling stockholder group has not purchased any shares of common stock since prior to January 1, 2007. See the third sentence in the “Common Stock Repurchases” section on page 57 of the Schedule 14A.
Summary Historical Financial Information, page 57
49.	Please disclose the ratio of earnings to fixed charges or explain why you have not included this information. Refer to Instruction 1 to Item B of Schedule 13E-3 and Item 1010(c)(4) of Regulation M-A.

We have updated the Summary Historical Financial Information on page 59 of the Schedule 14A to include the ratio of earnings to fixed charges in response to this comment.
Form of Proxy
50.	Please state on each form of proxy that each proposal is conditioned on approval of all other proposals.

The forms of proxy card have been revised as requested to comply with this comment. Please see the revised forms of proxy included in the Schedule 14A.

51.	Item 4 of each form of proxy speaks as to revocation of proxies given by the undersigned in certain circumstances. Please tell us the meaning of this language.

The meaning of the referenced language has been clarified by revisions made in response to this comment. Please see the revised forms of proxy included in the Schedule 14A.

Max Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
September 30, 2009

Form 10-K for fiscal year ended December 31, 2008,
Signatures, page 75
52.	Your signature page should include the signature of your Principal Executive Officer, in his individual capacity. Refer to General Instruction D(2)(a) to Form 10-K. We note that you received this comment about the 10-K for the previous year but did not correct it in this year’s submission.

The Company filed the Form 10-K/A containing a corrected signature page in response to this comment.
     Definitive Proxy Statement on Schedule 14A filed on April 30, 2009 Summary Compensation Table. page 18
53.	We note that you paid bonuses to your executives in 2007 and 2008, yet we do not see sufficient narrative discussion about the basis for these awards. Please disclose the criteria used to determine the awards, including any quantitative targets and formulas.

In response to this comment, the Schedule 14A has been revised to include disclosure regarding the discretionary nature of the bonuses in column (d) and the basis for the 2007 bonus to Mr. C. Hurwitz shown in column (g). See the last sentence of the paragraph below “Past Contracts, Transactions, Negotiations and Agreements—Director and Executive Compensation” on page 57 of the Schedule 14A.
As referenced in the Staff’s letter dated September 22, 2009, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings. The Company acknowledges that Staff comments or changes made in response to Staff comments do not foreclose the SEC from taking any action regarding the filings. The Company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Max Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
September 30, 2009

The Company believes it has appropriately responded to the Staff’s comment contained in the Staff’s letter dated September 22, 2009. We respectfully request an opportunity to discuss this response letter further with the Staff if, after a review of this information, the Staff does not concur with our interpretation. Please do not hesitate to call the undersigned, Bernard L. Birkel, Corporate Secretary of the Company, at (713) 267-3669, or M. Emily Madison, Vice President, Finance of the Company, at (713) 267-3783 with any questions or if we may provide the Staff with any additional information.
Thank you for your assistance.
Sincerely yours,
/s/ BERNARD L. BIRKEL
Bernard L. Birkel
Corporate Secretary